Graubard Miller
                              The Chrysler Building
                              405 Lexington Avenue
                            NEW YORK, N.Y. 10174-1901

                                 (212) 818-8800

facsimile
(212) 818-8881                                              (212) 818-8696
                                                             email address
                                                         srosenberg@graubard.com

                                          August 26, 2005


VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Mail Stop 3561
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

                  Re:      Coconut Palm Acquisition Corp.
                           Registration Statement on Form S-1
                           Filed:  5/20/05
                           File No.: 333-125105
                           --------------------------------------

Dear Mr. Reynolds:

         On behalf of Coconut Palm Acquisition Corp. ("Company"), we respond as follows to the Staff's comment letter, dated August 23, 2005, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 2 to the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Jay Ingram. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 3 where in such amendment our responses to the Staff's comments are reflected.

Mr. John Reynolds
August 26, 2005
Page 2


PROPOSED BUSINESS, PAGE 21
--------------------------

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 8. EXPLAIN WHY YOU HAVE REMOVED THE DISCLOSURE REGARDING THE FACT THAT MANAGEMENT HAS "RECENTLY EMPLOYED SIMILAR STRATEGIES" AS IT RELATES TO INVESTMENTS MADE BY CPCI AND CPCI II. DESPITE THE FACT CPCI AND CPCI II WERE NOT BLANK CHECK COMPANIES, WE BELIEVE THE DISCLOSURE CONTAINED IN AMENDMENT 1 TO THE FORM S-1 CONTAINED IMPORTANT AND MATERIAL INFORMATION REGARDING THE METHODS AND STRATEGIES THAT MANAGEMENT INTENDS TO EMPLOY IN EFFECTING A BUSINESS COMBINATION PURSUANT TO THIS REGISTRATION STATEMENT. APPROPRIATE DISCLOSURE IS THEREFORE REQUIRED AS IT RELATES TO MANAGEMENT'S TRANSACTIONAL EXPERIENCES WITH CPCI I, CPCI II, DEVCON AND SUNAIR. EXPAND THE DISCLOSURE TO SPECIFICALLY ADDRESS THE KEY "STRATEGIES" EMPLOYED IN CONNECTION WITH THE TRANSACTIONS INVOLVING CPCI I, CPCI II, DEVCON, AND SUNAIR AND THE METHODS BY WHICH MANAGEMENT WILL EMPLOY "SIMILAR STRATEGIES" OR TECHNIQUES TO CARRY OUT THE BUSINESS COMBINATION CONTEMPLATED HERE. TO THE EXTENT THAT MANAGEMENT HAS IDENTIFIED THE ENTITY OR ENTITIES THAT WILL PARTICIPATE IN A TRANSACTION HAVING A PARALLEL STRUCTURE, SO DISCLOSE OR ADVISE US SUPPLEMENTALLY. WE MAY HAVE FURTHER COMMENT.

         As indicated in our response to prior comment 8, we removed the disclosure that the Company's management had "recently employed similar strategies" as it relates to investments made by CPCI and CPCI II because CPCI, CPCI II, Devcon and Sunair are not blank check companies. We believed that such disclosure could have potentially been misleading to investors in this offering. However, in response to this subsequent comment, we have expanded the disclosure on page 32 of the prospectus under the section entitled "Management - Recent Transactional Experience" to indicate the types of criteria that management considered in advising Devcon and Sunair with respect to their business objectives. The criteria used with respect to Devcon and Sunair are similar to the criteria that the Company's management will use to evaluate potential business combinations in this offering and are set forth in the section entitled "Proposed Business - Selection of a target business and structuring of a business combination." As the prospectus currently indicates that the Company does not have any specific business combination under consideration and it has not (nor has anyone on its behalf) contacted any prospective target business or had any discussions, formal or otherwise, with respect to such a transaction, management has not identified the entity or entities that will participate in a transaction having a parallel structure.

PRINCIPAL STOCKHOLDERS, PAGE 34
-------------------------------

2. EXPLAIN HOW AND WHEN RPCP INVESTMENTS, LLP INTENDS TO DISTRIBUTE THE SECURITIES HELD BY IT. ALSO, INDICATE THE NUMBER OF LIMITED PARTNERS.

         The shares held by RPCP Investments, LLLP are held in escrow pursuant to the terms of the Escrow Agreement between RPCP Investments and Continental Stock Transfer & Trust Company. RPCP Investments may distribute the shares as a dividend or liquidation distribution to its limited partners, the five individuals who are the officers and directors of the Company, at

Mr. John Reynolds
August 26, 2005
Page 3


a later date. If such shares are distributed to the limited partners prior to the end of the escrow period, they will remain in escrow for the duration of the escrow period. However, RPCP Investments is not required to distribute the shares to its limited partners and may hold such shares indefinitely. We have revised the disclosure in the section entitled "Principal Stockholders" on page 34 of the prospectus to indicate the foregoing.

FINANCIAL STATEMENTS
--------------------

3. WE NOTE THE AMENDED DISCLOSURE IN NOTE F AND DISCUSSION ON PAGE 20, INCLUDING THE USE OF THE VOLATILITY OF THE RUSSELL 2000 INDEX AS AN ESTIMATE OF YOUR VOLATILITY. PLEASE TELL US WHY YOU BELIEVE THE VOLATILITY OF A DIVERSIFIED INDEX OF APPROXIMATELY 2,000 COMPANIES, INCLUDING COMPANIES WITH MARKET CAPITALIZATIONS OF OVER $1 BILLION, PROVIDES A REASONABLE VOLATILITY ESTIMATE FOR YOUR COMPANY.

         Management believes the volatility of the Russell 2000 Index ("Index") provides a reasonable basis for the estimate of the volatility used in the valuation of the Company's Unit Purchase Option ("UPO") because the Index utilizes a broad range of companies. Management chose to use a broad index, as opposed to a single company or a different smallcap index, to estimate the UPO volatility because the Company does not have any specific business combination under consideration. The use of a broader index which utilizes a greater variety of companies, given that the Company has not selected a specific industry or company to target, is deemed more appropriate by management to estimate the volatility than one which might include companies more similar in size, stage of life cycle or financial leverage that might include a less broad base of industries. Management believes the usage of a more specific index or company may potentially be misleading to investors. Management also disclosed the effect of doubling and quadrupling the volatility on the estimated value of the UPO to give investors additional disclosure on how the volatility selected affected the UPO valuation. Accordingly, we believe the use of the volatility of the Index is an appropriate estimate of the volatility of the Company's securities.

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                             Very truly yours,


                                             /s/ Sherie B. Rosenberg
                                             -----------------------
                                             Sherie B. Rosenberg


cc:      Richard C. Rochon
         Robert C. Farenhem
         Mario B. Ferrari
         Mike Powell
         Steven Levine
         Kenneth Schlesinger, Esq.